Exhibit (a)(5)(iv)

         Farmers Capital Bank Corporation Announces Final Results Of Its
                      Modified "Dutch Auction" Tender Offer

      Frankfort, Kentucky, August 23, 2007 - Farmers Capital Bank Corporation (NASDAQ: FFKT; "Farmers Capital") today announced the final results of its modified "Dutch Auction" tender offer, which expired at 12:01 a.m., Eastern Daylight Savings Time, on Thursday, August 16, 2007. Farmers Capital has accepted for payment an aggregate of 559,006 shares of its common stock at a purchase price of $32.00 per share, for a total of approximately $17,888,192. These shares represent approximately 7.06% of the shares issued and outstanding as of August 21, 2007.

      According to American Stock Transfer & Trust Company, the depositary for the tender offer, a total of 961,539 shares of common stock were properly tendered and not withdrawn at prices within the stated range for the tender offer of $31.00 to $35.00 per share. Of the total shares of common stock tendered, 559,006 shares were properly tendered and not withdrawn at prices at or below $32.00 per share. The shares purchased are comprised of the 550,000 shares Farmers Capital offered to purchase and 9,006 shares to be purchased pursuant to Farmers Capital's right in accordance with applicable securities laws to purchase up to an additional 2% of the outstanding shares, without extending the tender offer. The tender offer for the shares is not subject to proration and the above numbers are rounded to the nearest whole share as fractional shares held under certain plans were tendered.

      Farmers Capital, through the depositary, will promptly pay for the shares accepted for purchase and all other shares tendered and not purchased will be returned promptly to shareholders by the depositary. Following the purchase of the tendered shares, Farmers Capital has 7,364,449 shares of its common stock outstanding. Subject to applicable law, Farmers Capital may, in the future, purchase additional shares of its common stock, although the Company and its affiliates are prohibited from purchasing shares until ten business days after the expiration date of the self-tender offer.

      The self-tender offer was made pursuant to an Offer to Purchase dated July 19, 2007 and related Letter of Transmittal, in which Farmers Capital offered to purchase up to 550,000 shares at a price not greater than $35.00 and not less than $31.00 per share, filed with the Securities and Exchange Commission on July 19, 2007, as amended.

      Sandler O'Neill + Partners, L.P. acted as the dealer manager and Georgeson, Inc. acted as the information agent for the tender offer.

      Farmers Capital Bank Corporation is a financial holding company headquartered in Frankfort, Kentucky. Farmers Capital operates 36 banking locations in 23 communities throughout Central and Northern Kentucky, a leasing company, a data processing company, a mortgage company, and an insurance company. Its stock is publicly traded on The NASDAQ Stock Market in the Global Select Market tier under the symbol: FFKT.

      This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations, but are subject to certain risks and uncertainties that may cause actual results to differ materially. Among the risks and uncertainties that could cause actual results to differ materially are economic conditions generally and in the subject market areas, overall loan demand, increased competition in the financial services industry which could negatively impact the ability of the subject entities to increase total earning assets, and retention of key personnel. Actions by the Federal Reserve Board and changes in interest rates, loan prepayments by, and the financial health of, borrowers, and other

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factors described in the reports filed by us with the Securities and Exchange
Commission could also impact current expectations. For more information about these factors please see our Annual Report on Form 10-K on file with the SEC. All of these factors should be carefully reviewed, and readers should not place undue reliance on these forward-looking statements.

      These forward-looking statements were based on information, plans and estimates at the date of this press release, and Farmers Capital does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Contact:

C. Douglas Carpenter
Farmers Capital Bank Corporation
(502) 227-1668